Exhibit (4)(A27)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Annuity Certificate

[ Effective Date: Attached at issue / Upon receipt / Specific date ]

This endorsement modifies the provisions of your TIAA Retirement Choice Annuity Certificate and becomes part of it. Please read this endorsement and attach it to your certificate.

The following provisions are added to your certificate:

Investment Account

The term Investment Account refers to the Real Estate Account or to any subaccount of any other Separate Account available under the contract.

Employee Maturity Date

Your maturity date is the date as of which all of your accumulation has been distributed or applied to provide benefit payments under the terms of the contract. As of such date, TIAA will have no further obligations under the contract to you, beyond those associated with any ongoing payout annuity benefits being paid to you. TIAA is not obliged to accept new premiums on your behalf.

Retirement Plan Loan

A retirement plan loan is a disbursement of some or all of your Investment Account accumulation to provide loans. If your employer plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a retirement plan loan from your Investment Account accumulations, at any time prior to your maturity date. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan.

The following is added to the Lump-sum Benefits provision:

If any accumulations under the contract are attributable either directly or indirectly to transfers from another TIAA or CREF contract, where such other contracts included any “Equity Wash” provisions or any other such provisions restricting the timing of transfers, then the payment of any lump-sum benefits of such accumulations will be constrained by any such applicable provisions.

The following is added to the Transfers provision:

If any accumulations under the contract are attributable either directly or indirectly to transfers from another TIAA or CREF contract, where such other contracts included any “Equity Wash” provisions or any other such provisions restricting the timing of transfers, then any transfers of such accumulations out of the contract will be constrained by any such applicable provisions.

President and
Chief Executive Officer

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